Exhibit 5.1
[WINSTEAD PC LETTERHEAD]
November 10, 2008
Repros Therapeutics Inc.
2408 Timberloch Drive, Suite B-7
The Woodlands, Texas, 77380
Gentlemen:
     We have acted as counsel to Repros Therapeutics Inc., a Delaware corporation (the “Company”), in connection with the filing of the registration statement on Form S-3 (“Registration Statement”) under the Securities Act of 1933, as amended (the “Act”), relating to the registration of the Company’s common stock, $0.001 par value per share (“Common Stock”). The number of shares of the Common Stock being registered (the “Shares”) is 6,282,052, which includes 5,000,000 shares (the “Offering Shares”) of Common Stock for future offerings and 1,282,052 shares (the “Purchase Option Shares”) of Common Stock issuable upon exercise of certain purchase option rights included in Common Stock Purchase Agreements dated September 29, 2008 with certain investors. In addition, the Company has filed a definitive proxy statement relating to a special meeting of its stockholders to be held on December 16, 2008 (the “Special Meeting”) to vote on a proposal to increase the number of authorized shares under the Company’s Restated Certificate of Incorporation, as amended, from 20 million shares to 30 million shares (the “Increase Proposal”).
     As the basis for the opinion hereinafter expressed, we have examined and relied upon such records, documents, certificates and other instruments as we have deemed necessary or advisable for the purposes of the opinion expressed herein. In making our examination, we have assumed that all signatures on documents examined by us are genuine, that all documents submitted to us as originals are authentic and that all documents submitted to us as certified or photostatic copies conform with the original copies of such documents. This opinion assumes that the Company’s stockholders have approved the Increase Proposal at the Special Meeting.
     Based on the foregoing and subject to the limitations, qualifications and assumptions set forth herein, we are of the opinion that, subject to the approval of the Increase Proposal by the Company’s stockholders at the Special Meeting, the Offering Shares will be duly authorized and, when issued in the manner described in the Registration Statement, will be validly issued, fully paid and nonassessable, and that the Option Shares have been duly authorized and, when exercised and issued in the manner set forth in the relevant Common Stock Purchase Agreement, will be validly issued, fully paid and nonassessable.
     We express no opinion as to the law of any jurisdiction other than the Delaware General Corporation Law (including, to the extent applicable, Delaware statutory and constitutional provisions and reported case law). The opinion expressed herein is given as of this date, and we do not undertake to supplement this opinion with respect to any events or changes occurring subsequent to the date of this letter.
     We hereby consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,
/s/ Winstead PC